Contact

www.linkedin.com/in/lebonewman
(LinkedIn)

Top Skills

Business Intermediary
Landscape Designer
Sustainable Design

Lebo Newman

Chief Wizard of Liberty Enterprises
Reno, Nevada, United States

Summary

Running a business is in the blood! And, I happen to love doing it in the Landscape Industry as one of the spaces I operate. I formerly was the Founder/Partner in several landscape companies stretching the Highway 80 corridor in the Northern California/Nevada area. All built from the basis of Redwood Landscaping (sold to LandCare USA in '98), Signature Landscapes and Coast Landscape Management are to this date premier, top award winning companies specializing in filling all your landscape needs. We merged them together in 2017 and consequently sold in 2019 to the largest landscape company in the country, BrightView. It's special to know that you built a company to be something the largest landscaper in the Industry wanted! It is and always was the PEOPLE we brought together that made Redwood, Signature, Reno Lawn and Landscape, Coast, Celtic, Marizco, and C&R what they became - Signature Coast Holdings, LLC!

Having been in landscaping since 1973, I am in a unique position to do the thing I love -work with teams of people who want to have an exceptional company!

After Redwood sold, I was able to establish Liberty Enterprises as a Horticultural Industry consulting firm. I specialize in Merger/Acquisition transaction consulting as a Certified Business Intermediary and also do Business Consulting for the Landscape Industry and other types of companies.

Experience

Liberty Enterprises

25 years 5 months

Chief Wizard of Liberty Enterprises
August 1998 - Present (25 years 5 months)
Northern Nevada

It's all about being intentional and always doing what is right. I now have the opportunity to assist other companies again do what they dream of as well as

pursue my activities in investing, developing, and all things Liberty. Let's have fun together!

Owner
August 1998 - Present (25 years 5 months)

Liberty Enterprises specializes in the Green Industry merger/acquisitions and consulting, predominantly in the Landscape field.

L.E.A.F
Director
1990 - Present (33 years)

Golden Oak CoOp
Director
1993 - Present (30 years)

Past Chairman, Finance Committee Chair

NNEC - Northern Nevada Executive COuncil
Member
2009 - Present (14 years)
Reno, NV.

Member of this group of professionals

California Landscape Contractors Association
Member
1974 - Present (49 years)

Past State President - 1991; Past Chapter President 1983-1984; Allegiance Award recipient; Lifetime Member as of 1998.

Coast Landscape Management
Partner and H.M.M. (Head Mucky Muck)
December 2005 - August 2020 (14 years 9 months)
North Bay to Sacramento area in California

Coast Landscape Management allows Property Owners to ecologically and economically manage their landscape environments and investment by performing Commercial Landscape Management services for commercial, industrial, multi-family, apartment, and public agency properties. Based in Napa, California with statellite offices/yards in Cotati, Ca. and Sacramento, Ca.

Signature Landscapes
Partner and H.I.G. (Head Inside Guy)

2001 - August 2020 (19 years)

Signature Landscapes, LLC is the founding company of the Signature Family Tree of Companies. Signature Landscapes performs ALL types of COMMERCIAL and RESIDENTIAL landscape installation and maintenance. Christmas Decor presented by Signature Landscapes provides Holiday Lighting services. We provide Tree Care, Pest and Plant Health Management, Irrigation and Water Management, along with Snow Removal Services.
We have rolled the Reno Lawn and Landscape name into the operations of SIgnature Landscapes and now perform Residential Landscape Artistry for all sizes of residential properties and estates in the Truckee Meadows and Lake Tahoe region. Services range from full service yard care to installation of any type of greenscapes, soft and hardscapes. All the same folks that have been with us doing the beautiful work under the Reno Lawn and Landscape name are still with us; we're just all under Signature Landscapes now.

Redwood Landscaping
Owner
1974 - 1998 (24 years)

Leadership Santa Rosa
Past Chair
1994 - 1995 (1 year)

Education

Phillips Academy Andover
· (1970 - 1972)

University of Tennessee-Knoxville
Architecture · (1973)